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Delsure Health Insurance
Inc
Teachers College, Columbia
University

# Abbasgholi Bayat · 3rd

CEO at Delsure Health Insurance Inc

Mclean, Virginia · 180 connections · **Contact info**

## Activity
177 followers


**Why do insurance companies insist on this? It is patently wrong, creates a...**
Abbasgholi commented


**#healthcare #healthinsurance #medicine #managedcare...**
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1 Reaction · 1 Comment


**So right. Also, the regulators who are supposed to protect "we the people",...**
Abbasgholi commented


**#healthinsurance #primarycare #healthcare #medicalinsurance...**
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2 Reactions

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## Experience

**CEO**
Delsure Health Insurance Inc
Apr 2017 – Present · 2 yrs 9 mos

## Education


**Teachers College, Columbia University**
Doctor of Education - EdD, Organizational Development
1972 – 1975


**Columbia | SIPA**
Master of International Affairs, Columbia University
1969 – 1971

**Washington andd Jefferson College**
Bachelor's degree, Political Science and Economics
1966 – 1969
Activities and Societies: Phi Beta Kappa

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